EXHIBIT 4.9

                     AMENDMENT NO. 2 TO ZIONS BANCORPORATION
                    KEY EMPLOYEE INCENTIVE STOCK OPTION PLAN

         The Key Employee Incentive Stock Option Plan (the "Plan"), maintained by Zions Utah Bancorporation (the "Company"), as adopted on December 28, 1981 by the Board of Directors of the Company and approved on April 28, 1982 by the shareholders of the Company, shall be and hereby is amended effective as of March 3, 1995, subject to approval by the shareholders of the Company at the next succeeding Annual Meeting of the Shareholders of the Company, as follows:

         1. Paragraph 1.3(a) of the Plan shall be and hereby is amended to read in its entirety, as follows:

                  (a) The aggregate number of shares of Common Stock with respect to which Incentive Stock Options may be granted under the Plan shall not exceed 806,000 shares of Common Stock, subject to adjustment in accordance with Section 3.1.

         2. Paragraph 1.6 of the Plan shall be and hereby is amended to read in its entirety as follows:

                           The Plan shall become effective as of December 28,
                  1981, upon its adoption by the Board of Directors; provided, that any grant of Incentive Stock Options is subject to the approval of the Plan by the shareholders of the Company within twelve months of adoption by the Board of Directors. Unless previously terminated by the Board of Directors, the Plan shall terminate on March 3, 2005.

         3. These amendments shall not in any way be deemed to cause or effect an amendment of any Incentive Stock Options (as defined in the Plan) outstanding as of the date hereof.

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